May 17, 2023

VIA EDGAR

Ms. Christina Chalk, Senior Special Counsel

Mr. Blake Grady, Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Masimo Corporation
DFAN14A filed May 2, 2023
Filed by Politan Capital Management et al.
File No. 001-33642

Dear Ms. Chalk and Mr. Grady:

This letter, which is being submitted on behalf of Politan Capital Management LP and the other filing persons named in the above referenced DFAN14A filed on May 2, 2023 (as applicable, the “Press Release” or the “Website”, and such filing persons, together with Politan Capital Management LP, the “Participants”), responds to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission contained in your letter dated May 11, 2023 (the “Comment Letter”) with respect to the Press Release and the Website. On May 17, 2023, the Participants filed an updated website on DFAN14A (the “Revised Website”), which contains revisions intended to, among other things, address the Staff’s comments.

The responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For convenience of reference, we have also included in each case the text of the applicable comment from the Comment Letter in bold face type immediately before the response thereto.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Press Release, the Website, or the Revised Website, as applicable.

DFAN14A filed May 2, 2023

Press Release dated May 2, 2023, page 1

1.	Avoid making statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. See Rule 14a-9. In future filings, avoid statements like the following without appropriate factual foundation: "[t]he Board has enacted widely criticized and illegal bylaws" (emphasis added).

In response to the Staff’s comment, the Participants note the Staff’s reference to Rule 14a-9 and will, in future filings, continue to avoid making statements without appropriate factual foundation. The Participants provided a factual foundation for this referenced contention of illegality in the form of filings with the Delaware Court of Chancery in Politan Capital Management LP, et al. v. Kiani, et al., Case No. 2022-0948-NAC, which filings reference legal precedent under Delaware law for the contention of illegality; and in the content of the Revised Website (see the response to comment 3, below).

Website (www.AdvanceMasimo.com), page 1

2.	Your website asserts that Masimo “refused to comply with its 2015 governance agreement to expand the Board to seven directors.” Please revise to provide a factual foundation for this assertion.

In response to the Staff’s comment, the Participants refer the Staff to the content in the “Important Materials” page of the Website that provides a further factual foundation for the contention cited by the Staff in comment 2 based on the settlement agreement in connection with the 2012 stockholder derivative action, Ausikaitis, No. 1:12-cv-01175-SLR. The Participants discuss the facts in Ausikaitis in paragraphs 76-78 of the Verified Second Amended and Supplemented Complaint, which is already available in the “Important Materials” page of the Website and attached as Exhibit 99.5 to the Participants’ Schedule 13D/A filed on March 13, 2023.

3.	Refer to comment 1 above. We note your assertion that “Mr. Kiani’s illegal employment agreement means Masimo’s Board is permanently staggered” (emphasis added). Please revise or advise.

In response to the Staff’s comment, the Participants have revised the sentence in the Revised Website that the Staff cites in comment 3 of the Comment Letter and deleted the word “illegal” from said sentence.

The Participants also refer the Staff to the response to comment 1, above. The Participants also advise that they provided a factual foundation for this contention of illegality, based on legal precedent under Delaware law, in various filings in connection with Politan Capital Management LP, et al, v. Kiani, et al., Case No. 2022-0948-NAC, which filings reference legal precedent under Delaware law for the contention of illegality. The paragraph from which the Staff cites the sentence in comment 3 provides further factual foundation based on the fact that the illegal provision in the employment agreement is triggered by a change to one-third of the Board’s current membership. Currently, membership on the Board is staggered such that at least one-third of the Board’s membership is up for election each year at Masimo’s annual meeting of stockholders. Since the change in control provision in the employment agreement acts as a natural disincentive to Masimo’s stockholders exercising their franchise, Masimo’s Board is permanently staggered unless or until the Delaware Court of Chancery issues a ruling that the provision is void.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 212-504-5757 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Richard M. Brand

Via-E-mail:

cc: Quentin Koffey, Managing Partner and Chief Investment Officer, Politan Capital Management LP